UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: June 7, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Below is the English version of our TWSE MOPS filing on June 7, 2023.

SEQ_NO: 1

Date of announcement: 2023/06/07

Time of announcement: 17:08:32

Subject: Announcement on behalf of subsidiary, ASE, Inc., of expecting to acquire private placement of common shares from MACHVISION Inc Co., LTD

Date of events: 2023/06/07

To which item it meets: paragraph 24

Statement:

1.Name and nature of the underlying security (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g., dividend yield):

private placement of common shares of MACHVISION Inc Co., LTD

2.Date of occurrence of the event:2023/06/07

3.No., unit price, and monetary amount of the transaction:

No. of the transaction: common shares 13,418,000 shares

unit price of the transaction: NTD 161.5 per share

monetary amount of the transaction: NTD 2,167,007,000

4.Counterparty to the trade and its relationship to the company (if the trading counterparty is a natural person and not a related party of the company, its name is not required to be disclosed):

Counterparty: MACHVISION Inc Co., LTD

Relationship to the company: None

5.Where the counterparty to the trade is a related party, an announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, including its relationship with the company and the trading counterparty, the price of the ownership transfer, and date of transfer: NA

6.Where the owner of the underlying securities within the past five years has been a related party of the company, an announcement shall also include the dates and prices of acquisition and disposal by the related party and its relationship with the company at the time: NA

7.Matters related to the creditor’s rights currently being disposed of (including type of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights over a related party, the name of the related party and the book amount of such creditor’s rights currently being disposed of must also be announced): NA

8.Profit (or loss) from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NA

9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment: The price of the shares will be paid to the designated account of MACHVISION Inc Co., LTD by telegraphic transfer on payment date.

Restrictive covenants in the contract, and other important stipulations: None

10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making unit:

The decesion manner of the transaction and the decision-making unit:

According to the BOD resolution of subsidiary, Advanced Semiconductor Engineering, Inc.(”ASE, Inc.”)

the reference basis for the decision on price:

Subscription according to the private placement price made by MACHVISION Inc Co., LTD and acquiring the fairness opinion from CPA

11.Net worth per share of company of the underlying securities acquired or disposed of: NTD 62.79

12.The discrepancy between the reference price of private placement company and the transaction amount per share is 20 percent or more:No

13.Current cumulative no., amount, and shareholding ratio of the securities being traded (including the current transaction) as of the date of occurrence and status of any restriction of rights (e.g.,pledges):

Current cumulative no. of the securities being traded as of the date of occurrence: 13,418,000 shares urrent cumulative amount of the securities being traded as of the date of occurrence: NTD 2,167,007,000 shareholding ratio of the securities being traded as of the date of occurrence: 23.1% status of any restriction of rights:None

14.Privately placed securities (including the current transaction) as a percentage of total assets of the company and shareholder’s equity of the parent company on the latest financial statements, and the operating capital on the latest financial statements as of the date of occurrence:

Privately placed securities as a percentage of total assets of the company: 0.61%

Privately placed securities as a percentage of shareholder's equity of the parent company on the latest financial statements

0.8%

The operating capital on the latest financial statements:

NTD-7,359,057 thousand

15.Broker and broker's fee: None

16.Concrete purpose or use of the acquisition or disposition:

For long-term strategic investment

17.Whether the directors expressed any objection to the present transaction: NA

18.Whether the trading counterparty is a related party:No

19.Date of approval by board of directors: 2023/06/07

20.Recognition date by supervisors or approval date by audit committee:NA

21.Whether the CPA issued an opinion on the unreasonableness of the current transaction:No

22.Name of the CPA firm:Crowe (TW) CPAs

23.Name of the CPA:Mengta Wu

24.License no.of the CPA: Taiwan-Finance-Securities (6) 3622

25.Any other matters that need to be specified: None

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